                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2


                                 RCN CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))


     Options to Purchase Common Stock, as amended, par value $1.00 per share
                         (Title of Class of Securities)


                                     749361
                      (CUSIP Number of Class of Securities)


                               John J. Jones, Esq.
                               105 Carnegie Center
                               Princeton, NJ 08540
                                 (609) 734-3700
      (Name, address, and telephone number of person authorized to receive notice and communications on behalf of filing person)

                                    Copy to:
                             Robert A. Friedel, Esq.
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                            Eighteenth & Arch Streets
                             Philadelphia, PA 19102
                                 (215) 981-4773

Calculation of Filing Fee

Transaction Valuation*               Amount of Filing Fee
$7,558,264                           $1,512**

*Calculated solely for purposes of determining the filing fee. This amount assumes that all outstanding options of the Company, having an aggregate value of $7,558,264 as of September 21, 2001, were exercisable for the maximum number of shares purchasable upon exercise thereof and will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

                  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on September 25, 2001, relating to RCN Corporation's (the "Company") offer to exchange all outstanding options (including outperformance stock options ("OSOs")) to purchase the Company's common stock, par value of $1.00 per share (the "Common Stock"), currently outstanding under the Company's 1997 Equity Incentive Plan for new options to purchase shares of the Common Stock to be granted under such plan (the "New Options").


ITEM 4.           Terms of the Transaction

                  Item 4 of the Schedule TO is hereby amended to provide the following information:

                  (1) The Expiration Date of the tender offer is hereby extended and the Expiration Date shall now be 11:59 P.M., Eastern Standard Time, on November 6, 2001.

                  (2) New Options granted in exchange for the offer shall be vested as to 1/36 of the number of shares subject to the New Options on November 24, 2001. Thereafter, the options shall continue to vest at a rate of 1/36 per month until such options are fully vested. New OSOs granted pursuant to this tender offer shall be vested as to 1/60 of the number of shares subject to the New Options on November 24, 2001. Thereafter, the options shall continue to vest at a rate of 1/60 per month until such options are fully vested.

                  (3) Unless otherwise modified herein, all other information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),
Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of the Offer; Termination; Amendment") and in Supplement A and Supplement B to the Offer to Exchange shall continue to govern the tender offer and is incorporated herein by reference.

ITEM 12.    Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

     (a)(1)(A)          Offer to Exchange, dated September 25, 2001*

     (a)(1)(B)(i)       Form of Election Form for 1997 Equity Incentive Plan
                        Options (Tier 1 Options)*

     (a)(1)(B)(ii)      Form of Election Form for 1997 Equity Incentive Plan
                        Options (Tier 2 Options)*

     (a)(1)(B)(iii)     Form of Election Form for 1997 Equity Incentive Plan
                        Options (Tier 1 - Executive Options)*

     (a)(1)(B)(iv)      Form of Election Form for 1997 Equity Incentive Plan
                        Options (Tier 2 - Executive Options)*

     (a)(1)(B)(v)       Form of Election Form for 1997 Equity Incentive Plan
                        Outperformance Stock Options (Tier 1 - OSO Options)*

     (a)(1)(B)(vi)      Form of Election Form for 1997 Equity Incentive Plan
                        Outperformance Stock Options (Tier 2 - OSO Options)*

     (a)(1)(C)(i)       Form of Summary of Terms (General Distribution)*

     (a)(1)(C)(ii)      Form of Cover Letter to Option Holders (General
                        Distribution), dated September 25, 2001*

     (a)(1)(C)(iii)     Form of Cover Letter to Senior Executive Officers,
                        dated September 25, 2001*

     (a)(1)(C)(iv)      Form of Cover Letter to Senior Executive Officers with
                        OSOs dated September 25, 2001*

     (a)(1)(D)          Form of Change in Election Form from Reject to
                        Accept*

     (a)(1)(E)          Form of Change in Election Form from Accept to
                        Reject*

    (a)(1)(F) Supplement, dated October 16, 2001, to the Offer to Exchange, dated September 25, 2001**

    (a)(1)(G)          Correspondence to all option holders, dated
                       October 23, 2001.

    (a)(1)(H)(i)       Supplement for option holders other than senior executive
                       officers, dated October 24, 2001, to Offer to Exchange, dated September 25, 2001 is filed herewith.

    (a)(1)(H)(ii)      Supplement for option holders who are senior executive
                       officers, dated October 24, 2001, to Offer to Exchange, dated September 25, 2001 is filed herewith.

    (a)(1)(H)(iii)     Supplement for option holders who are senior executive
                       officers with outperformance stock options (OSOs), dated
                       October 24, 2001, to Offer to Exchange, dated September
                       25, 2001 is filed herewith.

    (a)(5)(A) RCN Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

    (a)(5)(B) RCN Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

    (b)                Not applicable.

    (d)(1)(A)          RCN's 1997 Equity Incentive Plan Filed as Exhibit
                       99.01 to the Company's Form S-8, filed with the Securities and Exchange Commission on October 17, 1997 and incorporated herein by reference.

    (d)(1)(B)(i)       Form of Non-Qualified Stock Option Agreement*

    (d)(1)(B)(ii)      Form of Incentive Stock Option Agreement*

    (d)(1)(B)(iii)     Form of Outperformance Option Agreement*

    (g)                Not applicable.



*  Previously filed on issuer's Schedule TO on September 25, 2001.
** Previously filed on issuer's Amendment No. 1 to Schedule TO on October
   16, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete, and correct.




                                                 RCN Corporation

                                                 By: /s/ John J. Jones
                                                     --------------------------
                                                 Name: John J. Jones
                                                 Title: Executive Vice President



Date: October 24, 2001

EXHIBIT INDEX

Exhibit Number          Description
--------------          -----------
      (a)(1)(G)         Correspondence to all option holders, dated
                        October 23, 2001.

      (a)(1)(H)(i)      Supplement for option holders other than senior
                        executive officers, dated October 24, 2001, to Offer to
                        Exchange, dated September 25, 2001.

      (a)(1)(H)(ii)     Supplement for option holders who are senior executive
                        officers, dated October 24, 2001, to Offer to Exchange,
                        dated September 25, 2001.

      (a)(1)(H)(iii)    Supplement for option holders who are senior executive
                        officers with outperformance stock options (OSOs), dated
                        October 24, 2001, to Offer to Exchange, dated September
                        25, 2001.


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